02040936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 5-41652

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EPIC Healthcare Group, Inc. Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HCA Inc.
One Park Plaza
Nashville, Tennessee
37203

AUDITED FINANCIAL STATEMENTS

EPIC Healthcare Group, Inc. Profit Sharing Plan

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

EPIC Healthcare Group, Inc.
Profit Sharing Plan

Audited Financial Statements

Years ended December 31, 2001 and 2000

Contents

0202-0277605

ERNST & YOUNG

Ernst & Young LLP
Suite 2200
100 North Tampa Street
Tampa, Florida 33602-5197

Phone: (813) 225-4800
www.ey.com

Report of Independent Auditors

Compensation and Benefits Committee of
HCA Inc.

We have audited the accompanying statements of net assets available for benefits of EPIC Healthcare Group, Inc. Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

June 10, 2002

EPIC Healthcare Group, Inc.
Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value:		
Participation in HCA Inc. Master Retirement Trust	**$ 59,384,039**	$65,987,320
Net assets available for benefits	**$ 59,384,039**	$65,987,320

See accompanying notes.

EPIC Healthcare Group, Inc.
Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Deductions from net assets attributed to:		
Benefits paid to participants	**$ 5,373,572**	$ 17,642,158
Administrative expenses	**322,758**	405,965
Total deductions from net assets	**5,696,330**	18,048,123
Net investment results from HCA Inc. Master Retirement Trust	**(906,951)**	2,409,344
Net decrease	**(6,603,281)**	(15,638,779)
Net assets available for benefits:		
Beginning of year	**65,987,320**	81,626,099
End of year	**$ 59,384,039**	$ 65,987,320

See accompanying notes.

1. Description of the Plan

The following description of EPIC Healthcare Group, Inc. (EPIC) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan, established effective September 30, 1988, is a defined contribution plan that provides retirement benefits to qualified employees of EPIC and certain subsidiaries of EPIC, all wholly owned subsidiaries of HCA Inc. (the Company or HCA), formerly known as HCA – The Healthcare Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 1994, the Plan was frozen and all participants became fully vested in their accounts. Consequently, contributions are no longer being made to the Plan; however, benefit payments are paid out of the Plan in accordance with the Plan document. Additionally, effective July 1, 1995 participants in the Plan became eligible to participate in the HCA 401(k) Plan (formerly "Columbia/HCA Healthcare Corporation Salary Deferral Plan").

Participant Loans

Participants may borrow from their accounts an amount not to exceed the lesser of $50,000 reduced by all other outstanding loans, or 50% of the participant's total account balance. Loan terms range from one to five years (ten years if loan was used to acquire principal residence). The loans are secured by the balance in the respective participant's account and bear interest at a rate commensurate with local prevailing rates.

Participant Accounts

Each participant's account is credited/charged with allocations of Plan investment earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled are the benefits that can be provided from the participant's account.

1. Description of the Plan (continued)

Distribution of Benefits

Prior to July 1, 2001, a participant could elect to receive distributions in one of the following forms: a lump sum distribution in cash; installments to be paid over a period of 5, 10, 15 or 20 years on a monthly, quarterly, or annual basis; a joint and 50% survivor annuity for the participant and his/her spouse; a life annuity; or a life annuity with guaranteed payments. Subsequent to June 30, 2001, only a lump-sum distribution is available. Upon the death of a participant, the vested account balance will be distributed in one single lump sum. Hardship withdrawals are permitted under the Plan.

Administrative Expenses

In accordance with the Plan document, expenses incurred to administer the Plan are paid by the Plan unless paid by the Company, at the Company's discretion.

Plan Termination

The management of the Company has expressed an intent to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, every participant will receive the vested balance in his/her account after payment of any accrued expenses and liabilities of the Plan. Any expenses involved in the termination of the Plan shall be paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

The Plan's investments, which are participant directed, in the HCA Inc. Master Retirement Trust (formerly Columbia/HCA Healthcare Corporation Master Retirement Trust) (Master Trust) are stated at fair value except for certain investment contracts held in the Interest Income Fund. Securities traded on a national securities exchange, including HCA Inc. common stock, are valued at the last reported sales price of the primary exchange on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. When such prices are unavailable, The Northern Trust Company (the Trustee) determines a valuation from the market maker dealing in that particular security. Real estate, joint ventures, and other limited partnerships owned by the Master Trust are valued at the appraised values available as of the last business day of the Plan's year. The fair value of participation units owned by the Master Trust in the collective trust funds and the insurance general account was based on quoted redemption value on the last business day of the Plan's year. Participant loans are valued at their outstanding balance, which approximates fair value.

Investment contracts in the Master Trust are wrapper contracts with insurance companies that generally change the investment characteristic of underlying securities (such as U.S. Government securities) to those of guaranteed investment contracts. The investment contracts are fully benefit-responsive and are recorded at their contract values which approximates fair value. The values represent participant contributions, reinvested income, and accruals, less any participant withdrawals. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The contract value of the investment contracts at December 31, 2001 and 2000 was $199,336,803 and $188,312,491, respectively. The fair value of the investment contracts at December 31, 2001 and 2000 was $199,902,418 and $187,550,939, respectively. As of December 31, 2001 and 2000, the fair value of the wrapper contracts was $565,615 and ($761,552). The interest

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and was 5.405% at December 31, 2001 and ranged from 5.75% to 6.165% at December 31, 2000.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Derivative Financial Instruments

The Master Trust, through activities of certain of its investment managers, uses derivative financial instruments in connection with its normal trading activities in an effort to improve investment returns, manage exposure to fluctuations in interest rates or otherwise manage risk. A derivative financial instrument is a security or contractual agreement that derives its value from some other security, commodity, currency, or index. The Master Trust is invested in various types of derivative financial instruments including forward contracts, futures contracts, swaps, options, investment contracts, and collateralized mortgage obligations.

The Master Trust's equity and fixed income investment managers are permitted to hedge the currency risks of their foreign security investments. In addition, certain equity and fixed income investment managers are permitted to use derivative instruments as part of their respective strategies. These strategies use derivative instruments to replicate the risk/return profile of assets, asset classes, equity or fixed income market indices and to assist in the management of the exposure of the investment portfolio. The investment managers are prohibited from using derivatives for speculative purposes and any hedged positions are not permitted to exceed the level of exposure in the related Master Trust assets. Change in fair value of the derivative financial instruments is recorded separate from the related investment (see Note 3 Investments). As such, change in fair value of the derivative financial instruments, including associated investment income (loss), may offset or reflect an inverse relationship with change in fair value, including associated investment income (loss), in the related investment. The Master Trust's investment managers are required to combine such change in the fair value, including associated investment income (loss), of the derivative financial instruments with those of the related investments to determine the effectiveness of their strategies.

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

The Master Trust is exposed to risks from unfavorable changes in interest rates or market values of the securities underlying the derivative financial instruments. The Master Trust is also exposed to credit risk in the event of nonperformance by the counterparties to the derivative instuments. However, the Master Trust minimizes its exposure to credit loss by requiring settlement with the counterparties as frequently as daily and/or requiring settlement based upon pre-established dollar amount limits with those counterparties. The Master Trust does not anticipate nonperformance by the counterparties and generally does not require counterparty collateral.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All of the Plan's investments are in the Master Trust, which invests in a variety of investments and was established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust investment accounts selected by the plan. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 1.22% and 1.29%, respectively. Investment income and expenses are allocated to the Plan based upon each plan's share of elected investments and the income and expenses earned/charged on those investments.

3. Investments (continued)

Financial information relating to the Master Trust is summarized below.

The following table presents the net assets of the Master Trust at December 31:

	2001	2000
Investments, at fair value:		
Money market accounts	$ 119,670,464	$ 32,435,744
U.S. government securities	500,167,829	665,020,207
Corporate bonds - preferred	244,942,111	135,336,984
Corporate bonds - other	112,616,147	95,169,658
Corporate stock – preferred	22,723,195	21,749,371
Corporate stock - common	1,698,309,043	1,543,978,119
HCA common stock	1,186,569,905	1,435,029,140
Interest in partnerships/joint ventures	51,266,137	58,998,684
Interest in common/collective trusts	318,514,104	300,684,739
Interest in registered investment companies	445,581,251	716,881,515
Interest in insurance general account	6,426,792	6,097,321
Real estate	35,576,418	31,586,172
Synthetic guaranteed investment contract wrapper	565,615	(761,552)
Other investments	8,160,077	11,601,859
Participant loans	80,538,452	53,772,749
Investments, at contract value:		
Guaranteed investment account	199,336,803	188,312,491
Total Investments	5,030,964,343	5,295,893,201
Cash	1,867,628	–
Receivables- other	–	113,731
Interest income receivable	2,010,968	13,321,288
Total Assets	5,034,842,939	5,309,328,220
Other liabilities	(5,203,180)	(6,246,510)
Pending trades	(179,920,925)	(204,793,613)
Total net assets of the Master Trust	$4,849,718,834	$ 5,098,288,097

3. Investments (continued)

Investment income (loss) for the Master Trust for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Net appreciation (depreciation) in the fair value of investments:		
U.S. government securities	**$ 11,026,787**	$ 34,983,013
Corporate bonds – preferred	**4,758,291**	6,357,130
Corporate bonds – other	**382,877**	(1,159,167)
Corporate stock – preferred	**(3,548,291)**	(1,089,009)
Corporate stock – common	**(187,995,141)**	(34,407,029)
HCA common stock	**(170,552,230)**	502,561,525
Interest in partnerships/joint ventures	**5,536,036**	5,100,306
Interest in common/collective trusts	**11,686,134**	19,316,216
Interest in registered investment companies	**(31,957,333)**	74,125,583
Guaranteed investment account	**11,083,418**	11,489,942
Real estate	**2,088,597**	4,450,443
Other financial instruments	**(18,280,473)**	(41,855,016)
Total	**(365,771,328)**	579,873,937
Interest and dividends	**78,704,956**	75,665,668
Rents	**2,666,116**	6,855,383
Total investment income (loss)	**$(284,400,256)**	$662,394,988

4. Income Tax Status

The Plan has received it's most recent determination letter from the Internal Revenue Service dated May 13, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee and fees paid during the year for accounting and other services.

6. Securities Lending

The Master Trust lends its securities under securities lending agreements on terms which permit it to lend its securities to other entities for a premium. At December 31, 2001 and 2000, the Master Trust had securities on loan of $224,206,498 and $143,847,754, respectively, and the total value of cash collateral provided to the Master Trust was $231,220,621 and $148,053,684, respectively. The fair value of the securities loaned are measured against the cash collateral on a periodic basis. The amount of net investment gain for the year ended December 31, 2001 and 2000 from securities lending was $688,849 and $589,962, respectively.

Exhibits

23 Independent Auditor's Consent

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-51112 and 333-64479) pertaining to the EPIC Profit Sharing Plan of our report dated June 10, 2002, with respect to the financial statements of the EPIC Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Nashville, Tennessee
June 26, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2002

THE RETIREMENT COMMITTEE
OF THE EPIC HEALTHCARE
GROUP, INC. PROFIT SHARING
PLAN

By: ______________________________

Name: David Anderson
Title: Committee Member